CENTERPOINT ENERGY TRANSITION BOND COMPANY III, LLC

1111 Louisiana

Suite 4689A

Houston, Texas 77002

January 25, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3

(Registration Statement Nos. 333-147114 and 333-147114-01)

Ladies and Gentlemen:

CenterPoint Energy Transition Bond Company III, LLC and CenterPoint Energy Houston Electric, LLC (the “Registrants”) hereby request that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of their Registration Statement on Form S-3 (Registration Statement No. 333-147114 and 333-147114-01), as amended, be accelerated so that the Registration Statement will become effective on January 28, 2008, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CENTERPOINT ENERGY TRANSITION BOND COMPANY III, LLC

By:	/s/ Marc Kilbride
Marc Kilbride
Sole Manager

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

By:	/s/ David M. McClanahan
David M. McClanahan
Sole Manager